Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors
OAKVILLE, Ontario – June 3, 2021 - Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today held a virtual annual meeting of common shareholders. At the meeting, all of the nominees listed in the Company’s management information circular dated April 15, 2021 were elected as directors of AQN until the next annual meeting of shareholders. The detailed voting results for the election of directors are set out below.

On a vote by ballot, each of the following nine nominees proposed by management was elected as a director of AQN. The results of the ballot were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Christopher Ball	263,756,761	94.29%	15,982,779	5.71%
Arun Banskota	279,209,311	99.81%	530,229	0.19%
Melissa Stapleton Barnes	279,043,669	99.75%	695,871	0.25%
Christopher Huskilson	279,131,852	99.78%	607,688	0.22%
D. Randy Laney	279,104,688	99.77%	634,852	0.23%
Carol Leaman	279,172,883	99.80%	566,657	0.20%
Kenneth Moore	267,779,544	95.72%	11,959,996	4.28%
Masheed Saidi	279,089,815	99.77%	649,725	0.23%
Dilek Samil	277,098,832	99.06%	2,640,708	0.94%
Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor for the ensuing year and an advisory resolution on the Company’s approach to executive compensation.

Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov.

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $15 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed renewable generation capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500